NXT Energy Solutions Files Q3 Results,

Provides 2015 Guidance, and
Advises of Conference Call Update

CALGARY, ALBERTA, November 30, 2015 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC QB:NSFDF) advises that its interim financial statements and related management’s discussion and analysis (“MD&A”) for the three-month period ended September 30, 2015 (“the Q3-2015”Reports”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.

All financial information noted is in Canadian$ (unless otherwise indicated) and should be read in conjunction with the Company’s Q3-2015 Reports.

NXT Energy utilizes the completed contract method of revenue recognition and our Q3-2015 results reflect a deferral of all revenues and direct costs related to the Bolivia project which will be recognized in Q4-2015. NXT Energy expects that its audited financial results for the fiscal year ended December 31, 2015 (the “2015 Results”) will be released in the second half of April, 2016. Preliminary guidance on anticipated 2015 Results includes:

•	Revenues of approximately $17.4 million
•	Net income before income tax expense of approximately $5.8 million
•	Net income of approximately $4.2 million
•	Earnings of approximately $0.08 per common share (basic)
•	Available cash and equivalents at December 31, 2015 of approximately $8 million, plus additional project billings receivable of $0.7 million.

The Company cautions that these totals reflect current estimates related to US$ foreign exchange rates, and additional survey, general and administrative, stock based compensation, and income tax expense that will be incurred and recorded for the Q4-2015 period. In addition, the Company is closing, in mid December, a strategic purchase of a jet aircraft, which at current levels of survey activity will lead to enhanced efficiency, an overall reduction of survey costs, and increased profitability of projects.

Further, it is expected that the 2015 Results will not include revenues (and related work-in-progress costs) related to a US $1 million expansion of the scope of the initial Bolivia survey contract. The recommendations report for this portion of the total Bolivia survey results is expected to be finalized and delivered in early January 2016. Accordingly, this portion of the contract is excluded from the guidance noted above, as it will be recognized in the Company’s Q1-2016 period.

George Liszicasz, President and CEO of NXT Energy noted “we are very proud of the final recommendations on our Bolivia SFD® survey project that we have now delivered to YPFB, the National Oil Company (“NOC”) of Bolivia. We are currently integrating our survey results with other geophysical data being provided by YPFB, a process which is helping our client to high-grade various prospects in the multiple exploration areas which we surveyed. We are expanding our relationship with YPFB and its affiliated exploration companies, to build on our current success. We realized record results in 2015, despite depressed oil prices, and continue to target NOC customers who have long-term, strategic exploration objectives. Our global pipeline of potential new contracts is very robust and diverse, reflecting several new relationships being developed in Africa, the Middle East, as well as South and Southeast Asia.”

In the Q3-15 period, NXT Energy exercised its right to convert, on a one-for-one basis into common shares, the 8 million outstanding preferred shares held by George Liszicasz, the Company’s President and CEO. The conversion finalizes and secures NXT’s rights to ownership of the proprietary SFD® technology for use in oil and gas exploration. The conversion did not utilize cash, did not increase the number of fully-diluted shares outstanding, and as a result of fair-value accounting required upon the August 31 conversion, gave rise to the recording of an Intellectual Property asset of approximately $18.4 million. It should be noted that, as previously disclosed, in January 2014, Mr. Liszicasz personally granted to various employees and advisors to the Company, as an additional incentive, “rights” to acquire from him a total of 1 million of the common shares which he has received upon the conversion.

NXT Energy advises that management will host a brief conference call on Tuesday December 1, 2015 at 2:10 pm MST (4:10 pm EST). Interested parties are invited to participate in this call by using one of the applicable numbers below:

Conference call ID: 90257490

Operator Assisted Toll Free Dial-in Number – Canada and USA:  1-855-336-7594

Operator Assisted Dial-In Number - International:  1-682-888-5377

Highlights of unaudited interim Financial Results

A condensed summary of the interim consolidated financial statements for the Q3-2015 and the 9-month year-to-date (“2015 YTD”) periods, with comparative totals for the 2014 periods, follows:

(unaudited - all in Canadian $)	Q3-2015	Q3-2014	2015 YTD	2014 YTD

Operating results
Survey revenues	$ -	$ -	$ -	$ 3,913,367
Survey expenses	-	54,472	25,668	398,297
General & administrative expenses	1,306,017	1,098,218	3,382,449	3,093,685
Amortization & other expenses, net	86,415	177,477	1,011,415	452,280
	1,392,432	1,330,167	4,419,532	3,944,262
Loss before income taxes	1,392,432	1,330,167	4,419,532	30,895
Income tax expense	485,778	-	563,841	-
Net loss for the period	1,878,710	1,330,167	4,983,373	30,895

Loss per common share:
Basic	(0.04)	(0.03)	(0.11)	(0.00)
Diluted	(0.04)	(0.03)	(0.11)	(0.00)

# of common shares outstanding:
as at end of the period	53,306,109	44,813,843	53,306,109	44,813,843
weighted average for the period
Basic and fully diluted	47,801,957	44,791,887	45,921,260	44,214,444
(the weighted average diluted # of shares above excludes the 8 million preferred shares, which were converted to common shares on August 31, 2015, in any periods in which a loss resulted)
Cash provided by (used in):
Operating activities:
Net loss for the period	$ (1,878,210)	$ (1,330,167)	$ (4,983,373)	$ (30,895)
Add back non-cash items, net	404,914	206,957	861,769	559,538
	(1,473,296)	(1,123,210)	(4,121,604)	528,643
Net change in non-cash
working capital balances	5,354,966	112,296	6,468,588	(2,677,034)
Net cash from (used in) operating activities	3,881,670	(1,010,914)	2,346,984	(2,148,391)
Financing activities	240,380	51,000	335,946	2,932,110
Investing activities	(169,479)	128,708	2,511,169	(3,255,470)
Net cash inflow (outflow)	3,952,571	(831,206)	5,194,099	(2,471,751)
Cash and cash equivalents:
start of the period	1,292,163	1,679,082	50,635	3,319,627
end of the period	5,244,734	847,876	5,244,734	847,876

Cash and cash equivalents	5,244,734	847,876
Short-term investments	1,544,920	5,755,809
Total cash and short-term investments	6,789,654	6,603,685

About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include expectations related to the timing of final delivery of a portion of the Bolivia survey project, and guidance related to the Company’s 2015 Results.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com

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